Exhibit 4.18

LIMITED PARTNERSHIP AGREEMENT

of

SEA BREEZE PACIFIC JUAN DE FUCA CABLE, LP

     This Limited Partnership Agreement of Sea Breeze Pacific Juan de Fuca Cable, LP, a Delaware limited partnership (the “Partnership”) is entered into as of the 24th day of March, 2005 (this “Agreement”) by and between Juan de Fuca Cable Management, Inc., a Delaware corporation (the “General Partner”), with an address at 203 Red Stone Hill, Plainville, CT 06062, SBJF Holding Corp., a British Columbia corporation (“Sea Breeze”) and Boundless Energy NW, Inc., a Delaware corporation (“Boundless Energy”, and together with Sea Breeze, the “Limited Partners”, and the Limited Partners, together with the General Partner shall collectively be referred to as the “Partners”).

     WHEREAS, the Limited Partners are affiliates of Sea Breeze Pacific Regional Transmission System, Inc., a Delaware corporation (“Assignor”);

     WHEREAS, the Partnership is entering into that certain Asset Assignment Agreement dated as March 31, 2005 with Assignor and is the beneficiary of that certain Bill of Sale dated as of March 31, 2005 by Assignor, pursuant to which the Assignor is transferring, or agreeing to transfer upon receipt of necessary consents, or agreeing to cause its affiliates to transfer, all right, title and interest in and to all of the assets used or held for use in connection with the Project and located in Canada, issued by Canadian governmental authorities or otherwise primarily connected to Canada (the “Canada Assets”), in exchange for the Partnership issuing Partnership Interests (as defined herein) to the Limited Partners; and

     WHEREAS, the Partners desire to enter into this Limited Partnership Agreement for the purposes set forth herein, to admit the Limited Partners as limited partners of the Partnership and appoint the General Partner as the general partner of the Partnership, and to set forth the rights, duties and obligations of the Partners.

ARTICLE I
General Provisions

     Section 1.01 Formation. The parties hereto hereby form the Partnership as a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act (as in effect on the date hereof and as amended from time to time, the “Delaware Act”).

     Section 1.02 Partnership Name. The name of the Partnership is and shall be Sea Breeze Pacific Juan de Fuca Cable, LP.

     Section 1.03 Purpose. The purpose of the Partnership shall be to develop a 550 MW High Voltage Direct Current submarine transmission link spanning the Strait of Juan de Fuca connecting the city of Victoria on the southern tip of Vancouver Island, British Columbia, Canada to Port Angeles, Washington State, U.S.A., or some alternative route connecting Greater Victoria on Vancouver Island to the Olympic Peninsula (the “Project”) and to engage in any other legal business or activity as determined from time to time by the General Partner. The Partnership may engage in any and all activities and transactions, including the expenditure or borrowing of funds, as General Partner may deem to be necessary, advisable, appropriate or incidental to carrying out the purpose of the Partnership.

     Section 1.04 Place of Business. The Partnership shall have offices located at 203 Red Stone Hill, Plainville, CT 06062, or elsewhere as the General Partner may from time to time determine. The Partnership may have more than one (1) office as the General Partner may from time to time determine.

     Section 1.05 Fiscal Year and Fiscal Quarter. The fiscal year of the Partnership shall end on December 31 of each year (the “Fiscal Year”). The Fiscal Year may be changed by the General Partner. In the event that the General Partner changes the Partnership’s Fiscal Year, the dates and time periods referred to in this Agreement shall be appropriately adjusted. The term “Fiscal Quarter” shall mean the three (3) month period beginning on January 1, April 1, July 1 and October 1 of each calendar year and such other periods as may be designated from time to time as a Fiscal Quarter by the General Partner.

     Section 1.06 Term of Partnership. The term of the Partnership commenced upon filing of the Partnership’s Certificate of Limited Partnership (the “Certificate”) with the Delaware Secretary of State and shall be perpetual, unless earlier terminated as provided in Section 13.01 below.

ARTICLE II
Composition; Admissions

     Section 2.01 Names of the Partners. Juan de Fuca Cable Management, Inc., a Delaware corporation, shall be the sole General Partner of the Partnership. SBJF Holding Corp., a British Columbia corporation and Boundless Energy NW, Inc., a Delaware corporation, shall be the sole Limited Partners of the Partnership. The names and addresses of the General Partner and of each of the Limited Partners are set forth on Schedule 1 attached hereto, which schedule shall be updated from time to time as new partners are admitted and kept on file at all times at the principal place of business of the Partnership.

     Section 2.02 Admission of Partners. Additional Limited Partners may be admitted to the Partnership after the date hereof only as provided in Article VIII below. In connection with the admission of a Limited Partner to the Partnership, such Limited Partner shall, in advance of such admission and as a condition thereto, sign a copy of this Agreement or an agreement to become bound by the provisions of this Agreement. A substitute General Partner, and affiliated or additional general partners, may be admitted to the Partnership only as provided in Article IV below.

     Section 2.03 Partnership Interests. For purposes of this Agreement, the term “Partnership Interest” shall mean the quotient resulting from dividing the amount in a Partner’s Capital Account (as defined in Section 9.01 below) by the aggregate amount in the Capital Accounts of all Partners. The Partnership Interests of the Partners are set forth on Schedule 1 attached hereto, which the General Partner shall update from time to time to reflect changes in the Capital Accounts of the Partners.

     Section 2.04 Certificates.

     (a) Every Partner shall be entitled to have a certificate of certificates evidencing the Partnership Interest owned by such Partner. Certificates evidencing the Partnership Interests be in such form as shall approved by the General Partner. Certificates shall be consecutively numbered and shall state the following upon the face thereof: (i) that the Partnership is a limited partnership formed under the Delaware Act, (ii) that the certificates evidence Partnership Interests and (iii) the name of the record holder in whose name the Partnership Interests are registered.

     (b) Certificates evidencing Partnership Interests shall be signed on behalf of the Partnership by the General Partner. The signatures of the General Partner upon a certificate may be facsimiles.

     (c) All certificates evidencing Partnership Interests shall have affixed thereto a legend substantially in the following form:

THE INTERESTS EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR APPLICABLE STATE SECURITIES LAWS AND ACCORDINGLY SUCH INTERESTS MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER SUCH ACT AND SUCH LAWS OR UNLESS PURSUANT TO AN EXEMPTION THEREFROM. TRANSFERS, SALES, PLEDGES, HYPOTHECATIONS AND OTHER DISPOSITIONS OF THE INTERESTS EVIDENCED BY THIS CERTIFICATE ARE FURTHER RESTRICTED BY THE TERMS OF THE LIMITED PARTNERSHIP AGREEMENT OF SEA BREEZE PACIFIC JUAN DE FUCA CABLE, LP.

     (d) The Partnership may issue a certificate in place of a certificate evidencing Partnership Interests alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate or certificates, the Partnership may, in its discretion and as a condition precedent to the issuance thereof, require that the owner of such lost, stolen or destroyed certificate or certificates, or its legal representative, give the Partnership a bond sufficient to indemnify the Partnership against any claim that may be made against the Partnership on account of the alleged loss, theft or destruction of any certificate or the issuance of such new certificate.

     (e) The Partnership Interests shall be securities under Chapter 8 of the Uniform Commercial Code.

ARTICLE III
Management

     Section 3.01 Management of Partnership.

     (a) The Limited Partners shall take no part in the management or control of the Partnership’s business and shall have no authority to act for or bind the Partnership. The General Partner shall have the sole discretion and authority, on behalf of and in the name of the Partnership, to manage and operate the Partnership and perform all acts and enter into and perform all contracts and other undertakings that it may deem necessary, advisable or incidental to the Purposes, and shall have the specific powers set forth in Section 3.02 below.

     (b) The General Partner shall not be required to devote its full time to the business of the Partnership, but shall devote so much of its time and efforts to the affairs of the Partnership as may in its judgment be necessary to accomplish the purposes of the Partnership. Nothing herein contained shall prevent the General Partner or its shareholders, or any Limited Partner or any of their respective owners, from conducting any other business, whether such business ventures are in direct or indirect competition with the Partnership.

     Section 3.02 Powers of the General Partner. Without in any way intending to limit the general powers and authority of the General Partner set forth in Section 3.01, the General Partner shall have the right, power and authority, in the name of and on behalf of the Partnership:

     (a) To acquire any Partnership real or personal property (and to incur all expenses and enter into all contracts relating thereto);

     (b) To incur indebtedness on behalf of the Partnership, grant security interests or mortgages in the Partnership property, or pledge any security interest in the securities or other ownership interests held by the Partnership;

     (c) To acquire and enter into any contract of insurance that the General Partner deems necessary or appropriate for the protection of the Partnership and the General Partner or for any purpose convenient or beneficial to the Partnership;

     (d) To engage in any transaction with affiliates of the General Partner;

     (e) To employ persons, whether full-time or part-time, in the operation and management of the business of the Partnership, on such terms and for such compensation as the General Partner shall determine, regardless of whether such persons also may be employed by the General Partner or its shareholders or other affiliates;

     (f) To file, conduct and defend legal proceedings of any form, including proceedings against Partners, and to compromise and settle any such proceedings, or any claims against any person, including claims against Partners, on whatever terms deemed appropriate by the General Partner,

     (g) To open brokerage, bank and other accounts and, to the extent that funds are not invested, to deposit and maintain such funds in the name of the Partnership in such accounts and to temporarily invest such funds in short-term United States government securities, money market accounts and/or other short-term interest bearing instruments, provided, however, that the Partnership funds shall not be commingled with the funds of any other person or entity;

     (h) To cause the Partnership to make or revoke any of the elections referred to in Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”), or any similar provision enacted in lieu thereof;

     (i) To select as its accounting year the period ending December 31 or any other Fiscal Year as is permitted by the Internal Revenue Service;

     (j) To engage independent accountants, attorneys, investment managers, brokers, custodians and such other persons as the General Partner may deem necessary or advisable;

     (k) To establish and maintain for the conduct of Partnership affairs one or more offices and in connection therewith rent or acquire office space, and engage personnel, whether part-time or full-time, and do such other acts and incur such expenses, as the General Partner may deem necessary or advisable in connection with maintenance or administration of such office(s);

     (l) To require a provision in all Partnership contracts that the General Partner shall not have any personal liability therefor, but that the person or entity contracting with the Partnership shall be entitled to any satisfaction only from the Partnership and its assets;

     (m) To purchase, lease, transfer or sell Partnership assets at such price or amount for cash, securities or other property and upon such terms as are deemed in the General Partner’s absolute discretion to be in the best interests of the Partnership;

     (n) To prepare, or cause to be prepared, to execute, acknowledge and deliver any and all instruments to effectuate the business of the Partnership;

     (o) To waive or reduce, in whole or in part, any notice period, minimum amount requirement, or other limitation or restriction imposed on Capital Contributions, withdrawals of capital, any fee, any special allocation to the General Partner, and/or any requirement imposed on a Limited Partner by this Agreement, regardless of whether such notice period, minimum amount, limitation, restriction, fee, or special allocation, or the waiver or reduction thereof, operates for the benefit of the Partnership, the General Partner or fewer than all the Limited Partners;

     (p) To establish such reserves as the General Partner shall, in its sole but reasonable discretion, deem appropriate to pay current and future, definite, contingent and possible obligations of the Partnership; and

     (q) To do any act, engage in any activity or execute any agreement of any nature, necessary or incidental to the accomplishment of the purposes of the Partnership in accordance with the provisions of this Agreement and all applicable federal, state and local laws and regulations.

     Section 3.03 Actions of General Partner. The General Partner is authorized, directed and empowered to act individually on behalf of the Partnership, and in accordance therewith, to execute, deliver and perform all documents and instruments on behalf of the Partnership. No Person shall be required to inquire into the authority of the General Partner to bind the

Partnership. Persons dealing with the Partnership shall be entitled to rely on a certification by the General Partner with regard to the authority of any other Person to act on behalf of the Partnership in any matter.

     Section 3.04 Liability and Indemnification.

     (a) The General Partner shall not be liable to the Partnership or any other Limited Partner for any claims, costs, expenses, damages or losses arising out of the performance or nonperformance of its duties under this Agreement, or any action taken or omitted to be taken in connection with the business and affairs of the Partnership, other than those directly attributable to its own fraud, gross negligence or willful disregard of duties.

     (b) The Partnership agrees to indemnify and hold harmless the General Partner and its shareholders, officers, directors, employees and agents, if any, from and against any and all claims, actions, demands, losses, costs, expenses (including attorney’s fees and other expenses of litigation), damages, penalties or interest, as a result of any claim or legal proceeding related to any action taken or omitted to be taken in connection with the business and affairs of the Partnership (including the settlement of any such claim or legal proceeding); provided, however, that the party against whom the claim is made or legal proceeding is directed is not guilty of gross negligence or willful misconduct as determined by a final non-appealable court of competent jurisdiction. Any indemnity under this Section shall be paid from and to the extent of Partnership assets only, and only to the extent that such indemnity does not violate applicable Federal and state laws.

     Section 3.05 No Prohibition Against Other Business Ventures. The General Partner, its shareholders and employees may engage and hold interests in other business ventures of every kind and description for their own respective accounts, whether such business ventures are in direct or indirect competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein, without having to account to the Partnership or any Partner for any profits or other benefits derived therefrom and without incurring any obligation to offer any interest in any such activity to the Partnership or any Partner.

     Section 3.06 Duty to Keep Books, Financial and Tax Reports.

     (a) At all times during the existence of the Partnership, the General Partner shall keep true and complete records and books of account, in which shall be entered fully and accurately each transaction of the Partnership. The General Partner has the power, in its sole and absolute discretion, to delegate some or all of the administrative bookkeeping functions relating to the Partnership to an agent, which may be the General Partner’s accountants.

     (b) The General Partner shall cause to be prepared and distributed to each Partner as soon as practicable following each Fiscal Year an annual financial statement prepared in accordance with generally accepted accounting principles. The General Partner shall also have prepared and filed all Federal, state and local income, franchise, gross receipts, payroll and other tax returns that the Partnership is obligated to file. Copies of all Partnership tax returns, information returns or reports shall be available to all Partners as soon as possible after the close of the Partnership Fiscal Year at the offices of the Partnership. Copies of Schedule K-1 of the

Partnership Tax Return (Form 1065) shall be distributed to all Partners as soon as practicable after the Partnership Fiscal Year.

ARTICLE IV
Resignation; Prohibition Against Transfer; Continuation of Partnership; and Substitution of General Partner

     Section 4.01 General Partner Resignation and Involuntary Withdrawal, Admission of Additional General Partners and Transfer by General Partner.

     (a) The General Partner shall be permitted to voluntarily withdraw or resign as the general partner at any time in its absolute and sole discretion. In the event of dissolution of the General Partner, or if a voluntary or involuntary petition for bankruptcy shall be filed by or against the General Partner, or the General Partner shall make any assignment for the benefit of its creditors, (collectively, an “Involuntary Withdrawal”), the General Partner or the General Partner’s trustee, receiver or assignee shall become inactive in the affairs of the Partnership, shall have none of the rights and powers of a General Partner hereunder, shall have no authority to act on behalf of the Partnership or have any voice in the management and operation of the Partnership.

     (b) The General Partner may admit additional general partners to the Partnership at such times as the General Partner shall determine, without the consent of the Limited Partners. Notwithstanding anything to the contrary, the General Partner shall have the right to transfer its interest, as the general partner of the Partnership, to any affiliate of the General Partner, including any person or entity controlled by the General Partner, controlling the General Partner or under common control with the General Partner, without the consent of the Limited Partners. In the event of such transfer by the General Partner to an affiliate, the General Partner shall not be deemed to have resigned or withdrawn from the Partnership for purposes of Section 13.01(b). Any affiliate transferee of the General Partner under this Section 4.01(b) shall assume the status of and shall have all of the rights, powers and obligations that the General Partner possessed prior to such transfer. The General Partner shall not assign, transfer, sell, mortgage or otherwise encumber or transfer its interest as the General Partner of the Partnership except as set forth herein. Any additional general partner, or transferee of the General Partner as provided herein, shall execute and acknowledge any and all instruments that are necessary or appropriate to effect the admission of any such person or entity as a general partner, including, without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

     Section 4.02 Substitute General Partner Requirements. Any substitute General Partner shall execute and acknowledge any and all instruments that are necessary or appropriate to effect the admission of any such person or entity as a substitute General Partner, including, without limitation, the written acceptance and adoption by such person of the provisions of this Agreement. Any successor to such office of General Partner shall assume the status of and shall have all of the rights, powers and obligations that the General Partner possessed prior to its withdrawal, resignation or Involuntary Withdrawal from the Partnership.

ARTICLE V
Status, Rights, Powers and Voting Rights of Limited Partners

     Section 5.01 Limited Liability. Neither Limited Partner, any Substitute Limited Partners (as defined herein) nor any Additional Limited Partners (as defined herein) shall be personally liable or bound for the expenses, liabilities or obligations of the Partnership beyond the amount of such Partner’s Capital Contribution (as defined in Section 8.01 below).

     Section 5.02 Return of Capital Contributions. No Limited Partner shall be entitled to a return of such Limited Partner’s Capital Contribution or any portion thereof.

     Section 5.03 Liability of Limited Partner. No Limited Partner shall be obligated to provide any contributions to the Partnership other than the Original Capital Contribution (as defined in Section 9.02 below) of such Limited Partner. No Limited Partner shall be obligated to make any loan to the Partnership.

     Section 5.04 Rights of Limited Partners to Inspect Books, Records, and Partnership Documents. Each Limited Partner shall have the right to inspect and copy the Partnership’s books and records at any reasonable time upon reasonable advance written notice, at such Limited Partner’s sole cost and expense and solely for a purpose reasonably related to the Limited Partner’s interest as a Partner, and to receive on demand true and full information regarding all transactions and circumstances affecting the Partnership, and a formal account of the Partnership’s affairs whenever circumstances render it just and reasonable, as shall be determined in the General Partner’s sole discretion. Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner.

     Section 5.05 No Restriction on Other Activities. Limited Partners may engage and hold interests in business ventures of every kind and description for their own accounts including, without limitation, business ventures which are, directly or indirectly, in competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein. Neither the Partnership nor any of the Partners shall have any rights in such independent business ventures by virtue of this Agreement.

     Section 5.06 Voting Rights. Limited Partners shall only have the right to vote on amendments to this Agreement to the extent provided in Section 14.08 hereof and as otherwise required by the Delaware Act.

     Section 5.07 Rights as to Dissolution. The Limited Partners shall have no right or power to cause the dissolution and winding up of the Partnership by court decree or otherwise or to withdraw or reduce their Capital Contributions. No Limited Partner shall have the right to bring an action for partition against the Partnership and each Partner hereby waives any right to partition of the Partnership’s property.

     Section 5.08 Consent by Limited Partners in Lieu of Meeting. Any action required by this Agreement or the Delaware Act to be taken at any regular or special meeting of the Partners may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Partners having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Partners entitled to vote thereon were present and voted.

ARTICLE VI
Management Fee and Expenses

     Section 6.01 Management Fee. The General Partner shall not be paid a management fee for its management of the Partnership.

     Section 6.02 Expenses. The Partnership shall pay or reimburse the General Partner for (A) all expenses related to organizing the Partnership, including but not limited to, legal and accounting fees, printing and mailing expenses and government filing fees, (B) all expenses incurred in connection with the offer and sale of Partnership Interests, and (C) all operating expenses of the Partnership such as tax preparation fees, governmental fees and taxes, and ongoing legal, accounting and bookkeeping fees and expenses. The General Partner, in its absolute discretion, may from time to time pay for Partnership expenses or waive reimbursement from the Partnership for the Partnership’s expenses, as well as terminate any such voluntary payment or waiver of reimbursement. The Partnership’s organizational expenses will be paid by the Partnership.

ARTICLE VII
Withdrawals from Capital Account

     Section 7.01 No Withdrawals. No Limited Partner shall have any right to withdraw all or any of the value in such Limited Partner’s Capital Account.

ARTICLE VIII
Additional Limited Partners

     Section 8.01 Future Issuance of Partnership Interests. The General Partner may admit, as of the first day of any Fiscal Quarter, or at any time that the General Partner determines in its sole and absolute discretion, as additional Limited Partners (“Additional Limited Partners”), persons who contribute cash or, in the General Partner’s sole discretion, assets, for Partnership Interests (“Capital Contributions”). The General Partner may establish a minimum amount for such initial Capital Contributions as the General Partner deems appropriate and that minimum limitation may thereafter be waived or changed by the General Partner. Any assets accepted as Capital Contributions shall be valued by the General Partner in the manner determined by the General Partner in its sole discretion.

ARTICLE IX
Capital Accounts, Capital Contributions
Net Worth Adjustments and Taxable Income and Loss

     Section 9.01 Capital Accounts. A Partner’s “Capital Account” as of a particular date shall consist of the following:

     (a) An amount equal to the Partner’s Original Capital Contribution;

     (b) The increases, if any, to such account by reason of Additional Capital Contributions;

     (c) The decreases, if any, to such account by reason of withdrawals from such Capital Account; and

     (d) The increases or decreases, if any, to such Capital Account in accordance with the provisions of Section 9.04 below.

     Section 9.02 Original Capital Contributions. A Partner’s “Original Capital Contribution” shall be the amount of the cash, or in the sole and absolute discretion of the General Partner, assets, contributed by such party upon such Partner’s admission as a Partner. If the General Partner consents to a Limited Partner’s contribution of assets to the Partnership, the Partnership may, in the General Partner’s sole and absolute discretion, assess a special charge against such Limited Partner equal to the actual costs incurred by the Partnership in connection with accepting such contributed assets. Such special charge will be assessed as of the date on which such assets are contributed. The General Partner hereby consents to the contribution by Assignor after the date hereof, as an affiliate of the Limited Partners and for the Original Capital Contributions of the Limited Partners, of the Canada Assets, all of which are set forth on Schedule 2 attached hereto, and acknowledges that no special charge shall be assessed against either Limited Partner in respect of such asset contribution. The Original Capital Contributions of the Partners are set forth on Schedule 1.

     Section 9.03 Additional Capital Contributions.

     (a) A Partner shall be permitted, with the consent of the General Partner, to make additional Capital Contributions in an amount deemed appropriate by the General Partner in cash or, in the sole and absolute discretion of the General Partner, assets (such contributions, “Additional Capital Contributions”) to the capital of the Partnership as of the first day of a Fiscal Quarter or at any other time that the General Partner determines in its sole and absolute discretion. In the event that Additional Capital Contributions are accepted as of the beginning of a Fiscal Quarter pursuant to this Section, the General Partner shall end the prior Fiscal Quarter on the last day of the prior month and commence a new Fiscal Quarter on the date of the acceptance of the Additional Capital Contribution and upon such acceptance, the Partnership Interests shall be adjusted and reallocated based upon the Capital Accounts of the respective Partners.

     (b) Any assets accepted as an Additional Capital Contribution shall be valued by the General Partner, in its sole and absolute discretion. If the General Partner consents to a Limited Partner’s contribution of assets to the Partnership, the Partnership may, in the General Partner’s sole and absolute discretion, assess a special charge against such Limited Partner equal to the actual costs incurred by the Partnership in connection with accepting such contributed assets. Such special charge will be assessed as of the date on which such assets are contributed.

     (c) The General Partner shall update Schedule 1 from time to time to include any Additional Capital Contributions made by any Partner.

     Section 9.04 Determination of Net Worth. The net worth of the Partnership (“Net Worth”) shall be determined on the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied, and, further, in accordance with the following:

     (a) A determination shall be made on the last day of each Fiscal Year (or Fiscal Quarter or other time period, as the case may be) as to the value of all Partnership assets and as to the amount of liabilities of the Partnership. The Partnership’s name and goodwill shall be deemed to have no value and shall belong to the General Partner or any successor thereof, and no Limited Partner shall have any right or claim individually to the use thereof.

     (b) There shall be deducted estimated expenses for accounting, legal, custodial and other administrative services (whether performed therein or to be performed thereafter) and such reserves for contingent liabilities of the Partnership, including estimated expenses, if any, in connection therewith, as the General Partner shall determine.

     (c) After the foregoing determinations have been made, a further calculation shall be made to determine the increase or decrease in Net Worth of the Partnership during the Fiscal Year (or Fiscal Quarter or other time period, as the case may be) just ended. The term “increase in Net Worth” shall be the excess of Net Worth at the end of any Fiscal Year (or Fiscal Quarter or other time period, as the case may be) over that of the preceding period, after adjusting for interim Capital Contributions and withdrawals. The term “decrease in Net Worth” shall be the amount by which the Net Worth at the end of the Fiscal Year (or Fiscal Quarter or other time period, as the case may be) is less than the Net Worth of the Partnership as of the end of the preceding period after making the adjustments specified above.

     Section 9.05 Allocation of Increases and Decreases in Net Worth. Any net increase or decrease in Net Worth during any Fiscal Year (or such other period, as the case may be) shall be allocated as of the end of such Fiscal Year (or such other period, as the case may be) to the Capital Accounts of all Partners in the proportions that each Partner’s Capital Account bore to the sum of the Capital Accounts of all of the Partners as of the beginning of such Fiscal Year (or such other period, as the case may be).

     Section 9.06 Allocation for Tax Purposes.

     (a) Taxable income, losses and deductions of the Partnership for each year shall accrue to, and be borne by, the Partners in proportion to their sharing of net increases or decreases in Net Worth, the allocations of various types of taxable income and losses likewise being as nearly proportionate as possible.

     (b) All allocations under this paragraph shall be made pursuant to the principles of Section 704 of the Code and in conformity with Treasury Regulations promulgated thereunder, or the successor provisions to such Code Section and Regulations.

     (c) All matters concerning the allocation of profits, gains and losses among the parties (including the taxes thereon) and accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the General Partner in its sole and absolute discretion in consultation with the accountants for the Partnership, and the General Partner’s determination shall be final and conclusive as to all parties.

     (d) Any taxes, fees or other charges that the Partnership is required to withhold under applicable law with respect to any Partner shall be withheld by the Partnership (and paid to the appropriate government authority) and shall be deducted from the capital account of such partner as of the last day of the Fiscal Year (or earlier if the Partner withdraws) with respect to which amounts are required to be withheld.

ARTICLE X
Restrictions on Transfers of Partnership Interests of
Limited Partners; Admission of Substitute Limited
Partners; and Other Matters Affecting Partnership Interests

     Section 10.01 Restrictions on Transfer of Partnership Interests of Limited Partners.

     (a) Except for transfers by will or intestate succession or by operation of law, no Limited Partner may offer, sell, transfer, assign, exchange, hypothecate or pledge, or otherwise dispose of or encumber (collectively, “Transfer”), in whole or in part, such Limited Partner’s Partnership Interest without the consent of the General Partner, which may be given or withheld in the sole and absolute discretion of the General Partner.

     (b) No Limited Partner may Transfer, in whole or in part, such Limited Partner’s Partnership Interest if such Transfer would cause the termination of the Partnership for Federal income tax purposes, and any purported Transfer that would cause the termination of the Partnership for Federal income tax purposes shall be void ab initio. Counsel for the Partnership shall give its written opinion to the General Partner as to whether any contemplated Transfer would cause the termination of the Partnership for Federal income tax purposes and the General Partner shall be entitled to rely conclusively upon such opinion in determining whether such Transfer would cause the termination of the Partnership and whether consent to such disposition should be given.

     (c) No Transfer of any Partnership Interest of a Limited Partner may be made unless the General Partner shall have received a written opinion of counsel satisfactory to the General Partner that such proposed Transfer may be effected without:

(i)	Registration of the Partnership Interest being made under the Securities Act of 1933, as amended;

(ii)	Violating any applicable state securities or “Blue Sky” law (including investment suitability standards) or the laws of any other jurisdiction; or

(iii)	Violating the Delaware Act.

     (d) In no event shall a Limited Partner Transfer its Partnership Interest or any portion thereof to a minor or incompetent person, except by will or intestate succession.

     Section 10.02 Admission of Substitute Limited Partner.

     (a) Subject to the general restriction on transfer set forth in this Article X, an assignee of the Partnership Interest of a Limited Partner (which shall include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Interest) shall be deemed admitted to the Partnership as a Limited Partner (hereinafter a “Substitute Limited Partner”) only upon the satisfactory completion of the following:

(i)	Consent of the General Partner shall have been given, which consent shall be evidenced by a written consent executed by the General Partner or by the execution by the General Partner of an amendment, if required, to the Certificate evidencing the admission of such person as a Limited Partner;

(ii)	The assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement (as it may be amended from time to time) by executing a counterpart hereof and such assignee shall have expressly assumed all of the obligations of the assignor Limited Partner hereunder, and shall have executed such other documents or instruments as the General Partner may require in its sole and absolute discretion in order to effect the admission of such person as a Limited Partner;

(iii)	An amendment to the Certificate, if required by the Delaware Act, evidencing the admission of such person as a Limited Partner shall have been filed;

(iv)	The assignee shall have delivered a letter containing a representation that the assignee’s acquisition of the Partnership Interest is made as a principal, for the assignee’s own account, for investment purposes only and not with a view to the resale or distribution of such Partnership Interest, and that the assignee will not Transfer such Partnership Interest or any fraction thereof to anyone in violation of this Agreement;

(v)	If the assignee is a corporation, the assignee shall have provided to the General Partner evidence satisfactory to counsel for the Partnership of its authority to become a Limited Partner under the terms and provisions of this Agreement;

(vi)	The assignee shall have complied with all applicable governmental rules and regulations, if any;

(vii)	The assignee meets the suitability requirements for investing in the Partnership and the assignee completes a subscription agreement provided by the General Partner; and

(viii)	All costs and expenses incurred by the Partnership and General Partner in connection with this Section 10.02 are paid by the person or entity seeking to become a Substitute Limited Partner.

     Section 10.03 Rights of Assignee of Partnership Interest.

     (a) Subject to the provisions of Section 10.01, and except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of such Limited Partner’s Partnership Interest until the Partnership has received notice thereof and the General Partner has set forth in writing its consent to such assignment.

     (b) Any person or entity who is the assignee of all or any portion of the Partnership Interest of a Limited Partner, but who has not become a Substitute Limited Partner, and desires to make a further disposition of such Partnership Interest, shall be subject to all the provisions of this Article X to the same extent and in the same manner as any Limited Partner desiring to make a disposition of such Limited Partner’s Partnership Interest.

     Section 10.04 Effect of Bankruptcy, Death or Incompetence of a Limited Partner. The bankruptcy of a Limited Partner or, if an individual, an adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity), shall not cause the termination or dissolution of the Partnership and the business of the Partnership shall continue. If a Limited Partner becomes bankrupt, the trustee or receiver of such Limited Partner’s estate or, if a Limited Partner dies, such Limited Partner’s executor, administrator or trustee, or, if such Limited Partner is adjudicated incompetent, such Limited Partner’s committee, guardian or conservator, shall have the rights of such Limited Partner for the purposes of settling or managing such Limited Partner’s estate or property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to dispose of all or any part of such Limited Partner’s Partnership Interest and to join with any assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner.

     Section 10.05 Attachment by Creditors. If a Partnership Interest is subjected to attachment by a creditor, or is assigned for the benefit of any creditor, the Partnership Interest obtained by such creditor shall be only that of an assignee, and in no event shall such creditor have the rights of a Substitute or Additional Limited Partner, unless such creditor is a shareholder or affiliate of the General Partner, in which case such creditor shall have any and all rights of a Substitute or Additional Limited Partner.

ARTICLE XI
Representations and Warranties

     Section 11.01 Limited Partners. Each Limited Partner represents and warrants, as to itself, to the Partnership and to every other Partner as follows:

     (a) Such Limited Partner will promptly, upon request by the General Partner, provide all financial data, documents, reports, certifications or other information necessary or appropriate to enable the Partnership to apply for and obtain an exemption from the registration provisions of applicable law and any other information required by governmental agencies having jurisdiction over the Partnership.

     (b) There is no misrepresentation contained in any document or questionnaire completed by the Limited Partner at the request of the General Partner, its managers, members, officers, employees, agents or affiliates.

     (c) If such Limited Partner is a corporation, trust or association, the officer signing on such Partner’s behalf has been duly authorized to execute and deliver this Agreement and the Certificate.

ARTICLE XII
Special Power of Attorney

     Section 12.01 Execution and Consent. Each Limited Partner hereby irrevocably constitutes and appoints the General Partner and its respective successors (hereinafter referred to as “Special Attorney”) as the attorney-in-fact for such Limited Partner with power and authority to act in the Limited Partner’s name and on the Limited Partner’s behalf to execute, acknowledge, swear to and file documents and instruments necessary or appropriate to the conduct of Partnership business, which will include, but not be limited to, the following:

     (a) the Certificate and this Agreement, as well as amendments thereto as required by the laws of any state;

     (b) any other certificates, instruments and documents, including fictitious name certificates, as may be required by, or may be appropriate under, the laws of any state; and

     (c) any documents that may be required to effect the continuation of the Partnership, the admission of an Additional or Substitute Limited Partner, the withdrawal of a Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, admission or dissolution and termination are in accordance with the terms of the Certificate and this Agreement.

     Section 12.02 Procedural Aspects. The power of attorney granted by each Limited Partner to the Special Attorney:

     (a) is a Special Power of Attorney, coupled with an interest, and is accordingly irrevocable;

     (b) may be exercised by the Special Attorney for each Limited Partner by listing all of the Limited Partners executing any instrument with a single signature of such Special Attorney acting as attorney-in-fact for all of them; and

     (c) shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of such Limited Partner’s Partnership Interest; except that where the assignee has been approved in accordance with the provisions of this Agreement for admission to the Partnership as a Substitute Limited Partner, the Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Special Attorney to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE XIII
Dissolution and Liquidation

     Section 13.01 Dissolution. The Partnership shall be dissolved upon the earliest to occur of the following:

     (a) the expiration of the term of the Partnership;

     (b) the withdrawal, resignation or Involuntary Withdrawal of the General Partner, or any other event that results in such entity ceasing to be a General Partner;

     (c) the General Partner, in its sole and absolute discretion, elects to dissolve the Partnership; or

     (d) The happening of any other event, including the entry of a decree of judicial dissolution under Section 17-802 of the Delaware Act, that under the law of the State of Delaware, mandates the dissolution of the Partnership.

     Section 13.02 Liquidation. Upon the dissolution of the Partnership, (i) the General Partner or, if there is then no General Partner or if the principals of the General Partner are unable to act on its behalf, (ii) (a) the person or persons previously designated in writing by the General Partner, or (b) if the General Partner has not made such a designation, the person or persons designated by Limited Partners owning more than fifty (50%) percent of the Partnership Interests held by Limited Partners, or (iii) the trustees, receivers or other persons required by law to wind up the affairs of the Partnership (collectively, the “Liquidators”), shall cause the cancellation of the Certificate, liquidate the assets of the Partnership, pay off known liabilities, establish reserves for contingent liabilities and expenses of liquidation, apply and distribute the proceeds of such liquidation in accordance with Capital Account balances maintained in accordance with the provisions of Section 9.01 hereof and the Delaware Act, and shall take all other steps necessary to wind up the affairs of the Partnership as promptly as practicable. To the extent reasonable, the business of the Partnership may continue to be conducted until liquidation is complete.

     Section 13.03 Distribution in Kind. Notwithstanding the provisions of Section 13.02 hereof, if upon dissolution of the Partnership the Liquidators shall determine that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidators may, in their absolute discretion, either defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) or distribute to the Partners, in lieu of cash, as tenants in common and in proportion to their respective interests in the Partnership, undivided interests in such Partnership assets as the Liquidators deem not suitable for liquidation.

     Section 13.04 Final Statement. As soon as practicable after the dissolution of the Partnership, the Liquidators shall cause the Partnership’s accountants to prepare and furnish to the Partners a final statement of the Partnership’s assets and liabilities.

ARTICLE XIV
General Provisions

     Section 14.01 Notices and Addresses. Any notice or other communication required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered properly given if mailed by first class United States mail, postage prepaid, registered or certified with return receipt requested, facsimile, or by delivering same in person to the intended addressee. Notice so mailed shall be effective (a) upon personal delivery thereof, including, without limitation, by overnight mail or courier service, (b) in the case of notice by United States mail, two (2) days after such notice was deposited in a receptacle maintained by the United States Post Office for the acceptance of mail, or (c) in the case of notice by facsimile, upon transmission thereof; provided such transmission is promptly confirmed by any method set forth in clause (a) or (b) above. Notice given in any other manner shall be effective only if and when received by the addressee. For purposes of notice, the addresses of the Partners shall be as set forth on Schedule 1 attached hereto; provided, however, that any Partner shall have the right to change its address for notice hereunder to any other location within the continental United States by the giving of ten (10) days’ notice to the other Party in the manner set forth hereinabove.

     Section 14.02 Titles and Captions. All Article and Section titles and captions in this Agreement are for convenience only and shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

     Section 14.03 Pronouns and Plurals. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

     Section 14.04 Further Action. The Partners shall execute and deliver all documents, provide all information and take or forbear from taking all such action as may be necessary or appropriate to achieve the purposes set forth in this Agreement.

     Section 14.05 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

     Section 14.06 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

     Section 14.07 Integration. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes all prior agreements and understandings pertaining thereto. No covenant, representation or condition not expressed in this Agreement shall affect or be deemed to interpret, change or restrict the express provisions hereof.

     Section 14.08 Amendment. This Agreement may be modified or amended only by affirmative vote of the General Partner and Limited Partners owning more than fifty percent (50%) of the Partnership Interests held by Limited Partners, provided, however that the General Partner may amend this Agreement from time to time without the consent, approval or other authorization of, or notice to, any of the Limited Partners if, in the opinion of the General Partner, the amendment does not have a material adverse affect on the Limited Partners generally, and to update Schedule 1.

     Section 14.09 Waiver by Partner.

     (a) Any Partner may, but shall not be obligated to, by notice to the General Partner, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Partner to it.

     (b) No such waiver shall affect or alter the remainder of this Agreement, but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other existing or subsequent breach.

     Section 14.10 Rights and Remedies.

     (a) The rights and remedies of any of the Partners hereunder shall not be mutually exclusive, and the implementation of one or more of the provisions of this Agreement shall not preclude the implementation of any other provision.

     (b) Each of the Partners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any Partner aggrieved as against the other Partners for a breach or threatened breach of any provision hereof, it being the intention of this paragraph to make clear that the respective rights and obligations of the Partners hereunder shall be enforceable in equity as well as at law or otherwise.

     Section 14.11 Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement binding on all parties, notwithstanding that all the parties are not signatories to the original or the same counterpart. Each party shall become bound by the Agreement immediately upon affixing his or its signature hereto, independently of the signature of any other party.

     Section 14.12 Waiver of Partition. Each Partner hereby waives any right to partition of the Partnership property.

[Signature Page Follows.]

     IN WITNESS WHEREOF, this Limited Partnership Agreement has been duly executed as of the day and year first above written.

GENERAL PARTNER:

JUAN DE FUCA CABLE MANAGEMENT, INC.

By:	/s/ Anthony O. Duggleby

Name:	Anthony O. Duggleby

Title:	President

LIMITED PARTNERS:

SBJF HOLDING CORP.

By:	/s/ Paul Manson

Name:	Paul B. Manson

Title:	President

BOUNDLESS ENERGY NW, INC.

By:	/s/ Brian N. Chernack

Name:	Brian N. Chernack

Title:	President

Schedule 1

Names, Addresses and Partnership Interests of Partners

	Capital Contributions	Partnership Interest
GENERAL PARTNER:

Juan de Fuca Cable Management, Inc.	Original: $1.00	1% General Partnership
203 Red Stone Hill	Additional:	Interest
Plainville, CT 06062
Telephone: (860) 747-0497
Facsimile: (860) 747-0297

LIMITED PARTNERS:

SBJF Holding Corp.	Original: $49.50	49.5% Limited Partnership
Lobby Box 91	Additional:	Interest
Suite 1400
333 Seymour Street
Vancouver, British Columbia V6B 5A6
Telephone: (604) 689-2991
Facsimile: (604) 689-2990

Boundless Energy NW, Inc.	Original: $49.50	49.5% Limited Partnership
203 Red Stone Hill	Additional:	Interest
Plainville, CT 06062
Telephone: (860) 747-0497
Facsimile: (860) 747-0297

TOTAL:	$100.00	100% Partnership Interests

Schedule 2

List of Assets Contributed or to be Contributed
by Assignor, as an affiliate of Limited Partners

Item	Date	Description
Government/public relations (Canada) consulting contract	February 16, 2005	Contract with Pilot House to advise and assist in communications, publications and meeting for Canadian permitting & development.

Filing and accounting systems	Under development, currently in draft form	Accounting system soon to be updated to conform with specifics in Gantt charts - confidential. Filling structure will follow a hierarchical model based on NEB Application structure

Presidential Permit Application	Filed December 16, 2004	Federal US regulatory document required for the project as a preliminary step in permitting major projects. Docket no: PP_299

BPA Interconnection Application for Queue position	Sent June 1, 2004	Request for interconnection (#132, 133, 134) up to 990 MW at Port Angeles and/or Fairmount substations, secured by $10,000 deposit

ABB Interconnection Facility Study No. 04TX-11754 (completed for BPA)	January 25, 2005	Potential connection points in the Port Angeles area, sensitivity analyses for feasibility of different siting, routing and technical options.

Western Electric Coordinating Council (WECC) Regional Study Authorization		Application, approval, organizational materials, meeting minutes, study scope and progress report for SBPRTS to undertake the analysis of regional impact of the project — beyond immediate effects on interconnected utilities — to establish path rating for transmission line and to determine system impacts/benefits. Preliminary results required to verify project capacity for open season.

BCTC interconnection application	Sent June 3, 2004, revised November 15, 2004	Application for interconnection to 990MW, upgraded to multi-terminal 1600 MW HVDC line with PG&E, with capacity to expand up to 3200MW

NEB Application material, includes: 1. Project outline 2. Draft project justification 3. Tables for VECs/species of concern	1. Updated as details require 2.Revised December 2, 2004 3. January 11, 2005	1. Describes the nature, background, technical, regulatory and environmental rationale behind the project
2. Summary of infrastructure, economic and technological benefits of the project compared to other options
3. Preliminary matrices of environmental features of special concern, applicable at different spatial and temporal scales to assess project impacts.

Item	Date	Description
Table of stakeholder consultations to date and minutes	Daily updates	Summary of dates, representatives and topics of all communications, as requested by NEB to include in Application.